SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        American Freightways Corporation
                               (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                  02629V108
                               (CUSIP Number)

                                 Kevin J. Comeau, Esq.
                      c/o Orbis Investment Management Limited
                                 34 Bermudiana Road
                                  Hamilton HM 11
                                     Bermuda
                                  (441) 296-3000
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 September 3, 1997
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02629V108                                         Page 2 of 16 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Optimal Global Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        56,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     56,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    56,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.2%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 02629V108                                        Page 3 of 16 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Asset Management Limited

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bermuda

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        56,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     56,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    56,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.2%

     14        TYPE OF REPORTING PERSON*
                    CO, IA

SCHEDULE 13D

CUSIP No. 02629V108                                        Page 4 of 16 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Investment Management Limited

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bermuda

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,601,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,601,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,601,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.1%

     14        TYPE OF REPORTING PERSON*
                    CO; IA

SCHEDULE 13D

CUSIP No. 02629V108                                         Page 5 of 16 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Global Equity Limited

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bermuda

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH          1,601,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                       1,601,000
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                       1,601,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.1%

     14        TYPE OF REPORTING PERSON*
                     CO

Item 1.   Security and Issuer.                             Page 6 of 16 Pages
------    -------------------
          This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by American Freightways Corporation, an Arkansas corporation (the "Company"), whose principal executive offices are at 2200 Forward Drive, Harrison, Arkansas 72601.
Item 2.   Identity and Background.
------    -----------------------
          (a) This statement is filed by (i) Orbis Optimal Global Fund, L.P. ("Orbis Optimal"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (ii) Orbis Global Equity Limited ("Orbis Global"), a Bermuda registered mutual fund company, with respect to the shares of Common Stock owned by it, (iii) Orbis Asset Management Limited ("OAML"), a Bermuda corporation and the sole general partner of Orbis Optimal, with respect to the shares of Common Stock owned by Orbis Optimal, and (iv) Orbis Investment Management Limited ("OIML"), a Bermuda corporation, with respect to the shares of Common Stock owned by Orbis Global. The foregoing entities are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          Orbis Optimal is a private investment limited partnership, the sole general partner of which is OAML. As the sole general partner of Orbis Optimal, OAML has the power to vote and dispose of the shares of Common Stock owned by Orbis Optimal and, accordingly, may be deemed the "beneficial owner"

                                                         Page 7 of 16 Pages
of such shares. The executive officers and directors of OAML are Kevin J. Comeau, a Canadian citizen and William B. Gray, a United States citizen.
          Orbis Global is a Bermuda registered mutual fund, and pursuant to an investment management agreement, OIML currently has the power to vote and dispose of the shares of Common Stock held for the account of Orbis Global and, accordingly, may be deemed the "beneficial owner" of such shares. Mr. Comeau and Mr. Gray, as well as Faith A. Conyers, a Bermudian citizen, Geoffrey M. Gardner, a Bermudian citizen and Alan Gilbertson, a British citizen are together the executive officers and directors of OIML.
          (b) The address of the principal business and principal office of Orbis Optimal, Orbis Global, OAML, OIML, Mr. Comeau, Ms. Conyers, Mr. Gray, Mr. Gardner and Mr. Gilbertson is c/o Orbis Investment Management Limited, 34 Bermudiana Road, Hamilton HM 11, Bermuda.
          (c) The present principal business of Orbis Optimal is that of a private investment fund, engaging in the purchase and sale of securities for investment for its own account. The present principal business of Orbis Global is that of a Bermuda registered mutual fund, engaging in the purchase and sale of securities for investment for its own account. The present principal business of OAML is that of a private investment firm (which also acts as the sole general partner of Orbis Optimal), engaging in the purchase and sale of securities for investment on behalf of Orbis Optimal. The present principal business of OIML is that of a private investment firm engaging in the purchase and sale of securities for investment on behalf of certain other entities, including Orbis Global. The present principal occupations of Mr. Comeau and Mr. Gray are directing the activities of OAML

Page 8 of 16 Pages
and OIML. The present principal occupations of Ms. Conyers, Mr. Gardner and Mr. Gilbertson are directing the activities of OIML.
          (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Comeau is a Canadian citizen, Ms. Conyers and Mr. Gardner are Bermudian citizens, Mr. Gray is a United States citizen and Mr. Gilbertson is a British citizen. Orbis Optimal is a Delaware limited partnership. Orbis Global is a Bermuda registered mutual fund company. Each of OAML and OIML is a Bermuda corporation.
Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          The net investment cost (including commissions) is (i) $20,921,543.60 for the 1,601,000 shares of Common Stock held by Orbis Global; and (ii) $747,839.90 for the 56,000 shares of Common Stock held by Orbis Optimal. The shares of Common Stock purchased by Orbis Optimal were purchased with its investment capital, and the shares of Common Stock purchased by Orbis Global were purchased with its investment capital.

                                                         Page 9 of 16 Pages
Item 4.   Purpose of Transaction.
------    ----------------------
          The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Neither any Reporting Person nor any of the persons identified in response to Item 2(a) has any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          (a) As of the close of business of the date of this filing, (i) Orbis Optimal owns beneficially 56,000 shares of Common Stock, constituting approximately 0.2% of the shares outstanding; (ii) Orbis Global owns beneficially 1,601,000 shares of Common Stock, constituting approximately 5.1% of the shares outstanding; (iii) OAML owns beneficially 56,000 shares of Common Stock, constituting approximately 0.2% of the shares outstanding (such amounts are inclusive of the amounts reported by Orbis Optimal pursuant to clause (i) herein); and (iv) OIML owns beneficially 1,601,000 shares of Common Stock, constituting approximately 5.1% of the shares outstanding (such amounts are inclusive of the amounts reported by Orbis Global pursuant to clause (ii) herein). OAML, OIML, Mr. Comeau, Ms. Conyers, Mr. Gray, Mr. Gardner and

                                                         Page 10 of 16 Pages
Mr. Gilbertson own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 1,657,000 shares, constituting approximately 5.3% of the shares outstanding. The percentages used herein are calculated based upon the 31,365,572 shares of Common Stock issued and outstanding reported by the Company on its Form 10-Q dated June 30, 1997.
          (b) Orbis Optimal has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by OAML as the sole general partner of Orbis Optimal. OIML is party to an investment management contract pursuant to which OIML has investment responsibility with respect to securities held by Orbis Global. Additionally, OAML has appointed OIML to provide research and to recommend investments to OAML, which may be used by OAML in the exercise of its power to vote and to dispose of its shares of Common Stock owned by Orbis Optimal. OIML has no investment responsibility with respect to securities held by Orbis Optimal.
          (c) The trading dates, number of shares purchased or sold and price per share (including commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule A hereto. All such transactions were open market transactions and were effected on the National Market System of the National Association of Securities Dealers Automated Quotation System. No other transactions were effected by any of the persons named in response to Item 5(a) above during such period.
(d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the

Page 11 of 16 Pages
power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.
          (e)  Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with
------    Respect to Securities of the Issuer.
          -------------------------------------------------------------
          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between or among such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to be Filed as Exhibits.
------    --------------------------------
          1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-l(f)(1) under the Securities Exchange Act of 1934.

Page 12 of 16 Pages

                                SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  September 11, 1997
                                    ORBIS OPTIMAL GLOBAL FUND, L.P.

                                    By:  ORBIS ASSET MANAGEMENT LIMITED


                                    By:/s/ Kevin J. Comeau
                                       Name:  Kevin J. Comeau
                                       Title: Vice President


                                    ORBIS GLOBAL EQUITY LIMITED


                                    By:/s/ Kevin J. Comeau
                                       Name:  Kevin J. Comeau
                                       Title: Secretary and General Counsel


                                    ORBIS ASSET MANAGEMENT LIMITED


                                    By:/s/ Kevin J. Comeau
                                       Name:  Kevin J. Comeau
                                       Title: Vice President


                                    ORBIS INVESTMENT MANAGEMENT LIMITED


                                    By:/s/ Kevin J. Comeau
                                       Name:  Kevin J. Comeau
                                       Title: Secretary and General Counsel

                                                          Page 13 of 16 Pages

                                  Schedule A

                          Orbis Optimal Global Fund, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (including commissions)
------------------------------------------------------------------------------

9/3/97                       13,000                         $16.25

                                                          Page 14 of 16 Pages

                                  Schedule A

                         Orbis Global Equity Limited

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (including commissions)
------------------------------------------------------------------------------

9/3/97                       81,000                         $16.25

9/9/97			     80,000					$16.25